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Via EDGAR

March 11, 2025

Michael Rosenberg

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Tax Free Fund for Puerto Rico Residents, Inc., File No. 811-23672

Dear Mr. Rosenberg:

On behalf of our client, Tax Free Fund for Puerto Rico Residents, Inc. (the “Fund”), set forth below are responses to oral comments received over the telephone from the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on March 3, 2025, with respect to the preliminary proxy statement filed on February 21, 2025, by the Fund with the Commission under cover of Schedule 14A as form type PREC14A (the “Proxy Statement”) relating to the Fund’s 2025 Annual Meeting of Shareholders (the “Meeting”).

For your convenience, each response is prefaced by a paraphrasing of the Staff’s corresponding comment in bold, italicized text.

1.	The Proxy Statement states that a director will serve until, among other things, “December 31 of the year in which he or she shall have reached eighty-five (85) years of age (except that (A) any director that has reached eighty-five (85) years of age as of December 31 of any given year may continue to serve on the Board (i) for the remaining term of the class such director was assigned to and (ii) one (1) additional term of such class, provided all the other directors vote in favor of either term of extension, and (B) any such extension will be through the end of the applicable term and until such Director’s successor shall have been elected and qualified).” The Proxy Statement also states that Mr. José Villamil is 85 years old. Please include disclosure under Proposal 1 that, absent an additional amendment to the bylaws, the term to which José J. Villamil is being nominated would be his last term as a director.

Response: The Fund acknowledges the Staff’s comment and will add the following disclosure under Proposal 1 as a footnote to Mr. Villamil’s name in the table of director nominees:

Mr. Villamil turned 85 years old in the 2024 calendar year. On December 23, 2024, the Board amended the Bylaws to provide that (A) any director that has reached 85 years of age as of December 31 may continue to serve on the Board for (i) the remaining term of the class such director was elected to and (ii) one additional term of such class if subsequently elected to such term, but only if all the other directors vote in favor of either term of extension, and (B) any such extension will be through the end of the applicable term and until such director’s successor shall have been elected and qualified (the “Retirement Age Amendment”). Each of the directors granted Mr. Villamil an extension under the Retirement Age Amendment to serve through the term in which he turned 85 years old and one additional term, if elected to the additional term. In the event that Mr. Villamil is elected as a Class II director with a term expiring at the 2028 Annual Meeting, he will be ineligible to be nominated to a subsequent term, absent further amendments to the Bylaws. Further, in the event that Ocean Capital’s proposals to repeal any amendment to the Bylaws adopted by the Board subsequent to March 30, 2022, is adopted at any of the 2022 Annual Meeting, the 2023 Annual Meeting, the 2024 Annual Meeting, or the 2025 Annual Meeting, the Retirement Age Amendment would be repealed and Mr. Villamil would cease to be a director.

United States Securities and Exchange Commission
Division of Investment Management
March 11, 2025

2.	The Proxy Statement states that a director will serve until, among other things, “December 31 of the year in which he or she shall have reached eighty-five (85) years of age (except that (A) any director that has reached eighty-five (85) years of age as of December 31 of any given year may continue to serve on the Board (i) for the remaining term of the class such director was assigned to and (ii) one (1) additional term of such class, provided all the other directors vote in favor of either term of extension, and (B) any such extension will be through the end of the applicable term and until such Director’s successor shall have been elected and qualified).” The Proxy Statement also states that Mr. Vicente León is 86 years old. Please include disclosure that explains the basis for Mr. León being able to serve at 86 years old and disclose, if he is elected at the Fund’s 2024 annual meeting, whether he can stand for re-election in 2027.

Response: The Fund acknowledges the Staff’s comment and will add the following disclosure under Proposal 1 as a footnote to Mr. León’s name in the table of continuing directors:

Mr. León turned 85 years old in the 2024 calendar year, and all of the directors granted him an extension under the Retirement Age Amendment to serve through the term in which he turned 85 years old (a term expiring at the 2027 annual meeting, to which Mr. León was nominated at the 2024 Annual Meeting) and one additional term, if elected to the additional term. In the event that Mr. León is elected at the 2024 Annual Meeting as a Class I director with a term expiring at the 2027 Annual Meeting, he will be eligible to be nominated at the 2027 Annual Meeting to serve as a Class I director with a term expiring at the 2030 Annual Meeting. However, in the event that Ocean Capital’s proposals to repeal any amendment to the Bylaws adopted by the Board subsequent to March 30, 2022, is adopted at any of the 2022 Annual Meeting, the 2023 Annual Meeting, the 2024 Annual Meeting, or the 2025 Annual Meeting, the Retirement Age Amendment would be repealed and Mr. Villamil would cease to be a director.

United States Securities and Exchange Commission
Division of Investment Management
March 11, 2025

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett

cc:	Owen Meacham, Fund Counsel
José C. Sánchez-Castro, Member, Sánchez/LRV Law Firm